Exhibit 1.02

MAD CATZ INTERACTIVE, INC.

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report (“Report”) of Mad Catz Interactive, Inc. (“Mad Catz,” the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2013 is presented to comply with Section 13(p) of the Securities Exchange Act of 1934, and Rule 13p-1 (the “Rule”) and Form SD thereunder. Numerous terms in this Report are defined in the Rule and Form SD and the reader is referred to those sources and to SEC Release No. 34-67716, issued by the Securities and Exchange Commission (“SEC”) on August 22, 2012, for such definitions.

The Rule was adopted by the SEC to implement reporting and disclosure requirements related to certain defined minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products use specific minerals which are necessary to the functionality or production of their products. These minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold, “3TG” or collectively, “Conflict Minerals”) for the purposes of this assessment. These obligations apply to registrants regardless of the geographic origin of the Conflict Minerals and whether or not the Conflict Minerals fund armed conflict.

If a registrant can establish that all of the Conflict Minerals in its supply chain originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, it must submit a Specialized Disclosure Report on Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”) completed.

If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the source and chain of custody of those Conflict Minerals and submit a Conflict Minerals Report to the SEC that includes a description of the registrant’s due diligence measures.

Pursuant to the Rule, Mad Catz undertook due diligence measures on the source and chain of custody of the 3TG minerals which are necessary to the functionality or production of our products that we had reason to believe may have originated from the Covered Countries and may not have come from recycled or scrap sources. Mad Catz submits this Conflict Minerals Report describing those due diligence measures. In accordance with the instructions to Form SD, this Conflict Minerals Report has not been audited by an independent private sector auditor.

1. Company Overview

Mad Catz designs, manufactures (primarily through third parties in Asia), markets and distributes innovative interactive entertainment products marketed under its Mad Catz® (gaming), Tritton® (audio), and Saitek® (simulation) brands. Mad Catz products, which primarily include headsets, mice, keyboards, controllers, specialty controllers, and other accessories, cater to passionate gamers across multiple platforms including in-home gaming consoles, handheld gaming consoles, Windows® PC and Mac® computers, smart phones, tablets and other mobile devices. Mad Catz distributes its products through its online store as well as distribution via many leading retailers around the globe. Headquartered in San Diego, California, Mad Catz also maintains offices in Europe and Asia.

2. Products

During this reporting period, we identified the following products that we manufactured or contracted to manufacture and that may contain necessary 3TG minerals:

•	Wired and wireless audio headsets;

•	Wired and wireless optical and laser mice;

•	Wired and wireless keyboards;

•	Wired and wireless gamepads, controllers, and racing wheels;

•	Wired fightsticks;

•	Flight simulation hardware, including: instrument panels, flight sticks, yokes and pedals, trim wheels, and flight throttles;

•	Android-based micro-console for gaming and media applications;

•	Flight simulation and gaming software; and

•	Various parts and accessories for our primary product lines (i.e., mouse pads and gaming surfaces, game clocks, adaptor cables, replacement levers and panels, protective carrying cases and bags).

3. Reasonable Country of Origin Inquiry

In calendar year 2013, Mad Catz contracted for the manufacture of products it believed contained Conflict Minerals, as that term is defined by the Rule. Upon determination that certain of its products likely contained Conflict Minerals, Mad Catz conducted a RCOI to determine which Mad Catz products contain Conflict Minerals and whether such Conflict Minerals originated in the Covered Countries. Mad Catz contacted each of its suppliers and asked them to provide information on (1) the Conflict Minerals contained in each of the products manufactured for Mad Catz by that supplier and (2) the source of the Conflict Minerals, including smelter/refinery information and location of mines. Each supplier was asked to complete the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template. Of the 17 suppliers identified as potentially supplying Mad Catz with product in 2013 and subsequently contacted, all 17 replied with some Conflict Minerals data. Based on those responses, Mad Catz determined that Conflict Minerals present in certain of its products, as well as Conflict Minerals utilized in the production of certain of its products parts, may have originated in the Covered Countries and were not from scrap or recycled sources. Therefore, in accordance with the Rule, Mad Catz proceeded to engage in due diligence regarding the sources and chain of custody of its Conflict Minerals.

4. Due Diligence

Mad Catz designed its due diligence framework in conformity with, in all material respects, the criteria and five-step framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and related Supplements on Tin, Tantalum and Tungsten and on Gold (collectively, “OECD Guidance”), specifically as it relates to our position in the minerals supply chain as a “downstream” purchaser.

In conformity with the OECD Guidance, below is a description of the measures we performed for the reporting period to exercise due diligence on the source and chain of custody of the necessary 3TG contained in our products that we had reason to believe may have originated from the Covered Countries and may not have come from recycled or scrap sources:

•	Implemented a Conflict Minerals policy, located within our policy on Supply Chain Code of Standards and Responsibilities, to ensure that we conduct all of our operations and activities in compliance with the Conflict Minerals legislation;

•	Designed and adopted a risk management plan that includes due diligence reviews of suppliers, smelters and refiners which we identified may be sourcing or processing Conflict Minerals from the Covered Countries which may not be from recycled or scrap sources;

•	Developed and organized an internal Conflict Minerals Taskforce with cross functional team members and executives, communication and supplier engagement, due diligence compliance process and measurement, record keeping, and escalation procedures to implement the risk management plan;

•	Compiled a list of all suppliers who provide components that are used in the manufacturing of all Mad Catz products;

•	Stratified the supplier list by the commodity type provided by each given supplier;

•	Excluded from the supplier list commodity types for which there is no risk of the use of Conflict Minerals;

•	Actively surveyed the remaining suppliers by submitting the EICC-GeSI Conflict Minerals Reporting Template and utilizing reasonable means to obtain self-declarations identifying the minerals used in the manufacture of products, the origin of any Conflict Minerals used, where applicable, included in the product(s) provided to Mad Catz;

•	Where necessary, followed up with those direct suppliers contacted to obtain additional information and/or responses to supply chain survey template that we identified contained incomplete or potentially inaccurate information to seek additional clarifying information; and

•	Compared smelters and refiners identified by the supply chain survey against the list of facilities that have received a Conflict Minerals related designation from the Conflict Free Smelter Program (“CFSP”) or other independent third party audit program, which designations provide country of origin and due diligence information on the Conflict Minerals sourced by such facilities.

Mad Catz conducted this data collection on its own and did not contract any third party to conduct this data collection on its behalf.

In several instances, Mad Catz received, after repeat inquires, conflicting or incomplete information regarding those facilities utilized to manufacture Mad Catz products, as well as insufficient information regarding the mine(s) or source(s) of origin of those Conflict Minerals. Nevertheless, each supplier response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response. For each supplier response, Mad Catz subsequently assessed whether the Conflict Minerals identified, or those Conflict Minerals that may not have been identified, were consistent with the nature and characteristics of the manufactured product or supplied part. For each supplier response that was insufficient, potentially inaccurate or incomplete, Mad Catz contacted that supplier for follow up, sometimes contacting certain suppliers on multiple occasions. When a supplier EICC-GeSI response stated that Conflict Minerals were sourced from the Covered Countries and identified the smelter involved, Mad Catz endeavored to verify whether the smelter referenced by the supplier was identified on the EICC-GeSI Conflict Free Smelter List. If a supplier stated that Conflict Minerals in its product were not sourced from the Covered Countries but did not substantiate that information, Mad Catz proceeded to verify that supplier response. Typically, verification involved a more detailed review of the supplier’s smelter response and, where possible, discussion with the supplier. If a supplier’s response could not be validated through details provided to Mad Catz with regard to the smelter and/or smelters involved, then the supplier response in question was determined to be uncertain or unknown relative to the question of sourcing of raw material and was reflected as such in the Mad Catz EICC-GeSI template summary. As such, Mad Catz’ due diligence in 2013 was unable to reach specific and verifiable conclusions as to the products containing or utilizing Conflict Minerals.

Furthermore, as a downstream purchaser of Conflict Minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary Conflict Minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary Conflict Minerals. We also rely, to a large extent, on information collected and provided by independent third party audit programs. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Another complicating factor is the unavailability of country of origin and chain of custody information from our suppliers on a continuous, real-time basis. Under the Dodd-Frank Act and the Rule, a product is “DRC conflict free” if it meets the required standard every day of the reporting year; conversely, a product would “not be found to be DRC conflict free” if it does not meet the required standard even one day of the reporting year. The supply chain of commodities such as Conflict Minerals is a multi-step process operating more or less on a daily basis, with ore being delivered to smelters and refiners, with smelters and refiners smelting or refining ores into metal containing derivatives such as ingots, with the derivatives being shipped, sold and stored in numerous market locations around the world and with distributors and purchasers holding varying amounts of the derivatives in inventory for use. Since we do not have direct contractual relationships with smelters and refiners, we rely on our direct suppliers to gather and provide specific information about the date when the ore is smelted into a derivative and later shipped, stored, sold and first entered the stream of commerce. We directly seek sourcing data on a periodic basis from our direct suppliers as well as certain smelters and refiners. We ask that the data cover the entire reporting year, and we seek to use contract provisions requiring the suppliers to promptly update us in the event that the sourcing data changes.

5. Risk Mitigation

The steps that Mad Catz will take in reporting year 2014 to mitigate the risk that Mad Catz’ Conflict Minerals benefit or finance armed groups are as follows:

(1)	Mad Catz will continue to work with suppliers who provided incomplete or insufficient information in an effort to obtain compete and accurate information in 2014;
(2)	Mad Catz will again request information and supporting data from each supplier manufacturing products for Mad Catz that are subject to 2014 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template; and will pursue a completed template response that identifies material down to the smelter and mine;
(3)	Mad Catz will again follow its due diligence process to review and validate supplier responses that are obtained in support of Mad Catz 2014 Conflict Minerals reporting;
(4)	Mad Catz will provide its Conflict Minerals Policy to suppliers as part of its EEIC-GeSI Conflict Minerals Reporting Template based supplier inquiry process for 2014; and
(5)	Mad Catz will consider the addition of certain Conflict Minerals clauses in its purchase order standard terms and conditions and further consider the addition of a Conflict Minerals clause to its agreement templates for incorporation in new agreements. Current Mad Catz agreements also will be reviewed and a Conflict Minerals clause considered to be added as required.